

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 5, 2006

Mr. Christopher G. Webster
Chief Financial Officer
Pengrowth Energy Trust
Suite 2900
240 – 4th Avenue S.W.
Calgary, Alberta Canada T2P 4H4

      Re: **Pengrowth Energy Trust**
               Form 40-F for the year ended December 31, 2005
               Filed March 31, 2006
               File No. 001-13253

Dear Mr. Webster:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                           Sincerely,

                           April Sifford
                           Branch Chief

cc: Sandy Eisen